

Rick Pack · 3rd

Founder/CEO Do Only Good Certified Pet Nutrition, LLC

Greater Los Angeles Area · 313 connections · **Contact info**

Do Only Good Certifi
Nutrition, LLC

University of Delawa

Featured



D.O.G. Overview Video
Vimeo

Do Only Good is a new kind of pet nutrition
company. At DO ONLY GOOD we're obsessed with...



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Experience

Founder/CEO

Do Only Good Certified Pet Nutrition, LLC

Jan 2016 – Present · 4 yrs 6 mos

Westlake Village, CA

Do Only Good (D.O.G.) Certified Pet Nutrition™ makers of D.O.G. Certified Dog Food, super premium kibble and canned paté. Do Only Good Certified Dog Foods are grain-free single protein made with 100% responsibly sourced, carefully selected ingredients. Our fruits, vegetables, vitamins and minerals are all certified for organic use. D.O.G. Certified Dog Food is the "Best in Nature formulated with The Best of Science"™.

Our mission is to Do Only Good for your dog's health and the planet!



President /CEO

National Sponsorship Group

2001 – Present · 19 yrs

Westlake Village, CA

President/CEO
NSG is a national sales and consulting company specializing in the packaging, partner marketing and sponsorship sales for online, television properties distributed on public television, cable, the Internet, and cross platform brand integration. Responsibilities …**see mor**



Founder/CEO

Dog's Best Collection

Jan 2010 – Present · 10 yrs 6 mos

Thousand Oaks, CA

Dog's Best Collection is inspired by two things: our love for our dogs and our desire to provide our canine family members with the highest quality of life possible.Dog's Best Collection now carries an array of products ranging from hand-built ceramic bowls, to nutritional supplements natural healing products, and of course dog food.   …**see mor**



Director National Sponsorships Sales (Western Region)

PBS Sponsorship Group



1998 – 1999 · 1 yr
Los Angeles

PBS Sponsorship Group
Los Angeles, CA
Director National Sponsorships (Western Region)
  Responsible for PBS network television and online sponsorship sales.   ...see mor

CEO/Founder
College Campus Television
1997 – 1998 · 1 yr

College Campus Television CCTV
Los Angeles, CA
CEO/Founder
  Created the concept, developed the business plan and launched a college televisi ...see mor

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Education



University of Delaware
BS, Business



